Exhibit 12.1

Ball Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

($ in millions)	2017	2016	2015	2014	2013
Earnings before taxes	$514	$124	$346	$645	$583
Plus:
Interest expensed and capitalized (a)	297	349	272	198	216
Interest expense within rent	24	18	21	26	24
Amortization of capitalized interest	3	3	4	3	5
Distributed income of equity investees	4	2	2	1	2
Less:
Interest capitalized	(9)	(11)	(13)	(5)	(4)
Adjusted earnings	$833	$485	$632	$868	$826
Fixed charges (b)	322	367	293	224	239
Ratio of earnings to fixed charges	2.6x	1.3x	2.2x	3.9x	3.4x

(a)           Amounts do not include interest for unrecognized tax benefits related to uncertain tax positions.

(b)           Fixed charges include interest expensed and capitalized as well as interest expense within rent.